December 20, 2019

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, NY 10036

       Re: Take-Two Interactive Software, Inc.
           Form 10-K for the Year Ended March 31, 2019
           Filed May 14, 2019
           File No. 001-34003

Dear Ms. Goldstein:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology